Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.: 132-00001)

Date: October 13, 2020

The following communication relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp was first made on October 13, 2020.

Exhibit 99.1

FINANCE OF AMERICA COMPANIES SET TO GO PUBLIC THROUGH A BUSINESS COMBINATION WITH
REPLAY ACQUISITION CORP.

– Differentiated End-to-End Cycle Resistant Platform in Consumer and Business Lending –

– Secular Mortgage Industry Tailwinds and Multiple Avenues for Growth –

– Funds Managed by Blackstone Tactical Opportunities and FOA’s Management/Founder Will Retain Approximately 70% Equity Ownership Post-Closing –

•	Strong top line growth and superior operating leverage, with a 41% revenue CAGR from 2018 to 2020E, a 188% GAAP pre-tax income CAGR, and a 182% CAGR for Adjusted EBITDA

•	Brian Libman, Founder and Chairman of Finance of America, Patricia Cook, Chief Executive Officer, and Graham Fleming, President, will continue to lead the company

•	Implied equity value of the combined company at closing is approximately $1.9 billion

•	Top-tier institutional investors have committed to a $250 million PIPE at price per share of $10.00

•	Management, founder and Blackstone to remain closely aligned with shareholders at transaction close

•	Transaction is expected to close in the first half of 2021

•	Investor call scheduled for October 13, 2020

Irving, TX and New York, NY (October 13, 2020): Finance of America Equity Capital LLC (“Finance of America” or the “Company”), an end-to-end lending and services platform, and Replay Acquisition Corp. (NYSE: RPLA) (“Replay Acquisition”), a publicly traded special purpose acquisition company, agreed to a business combination that will result in Finance of America becoming a publicly listed company.

Finance of America seamlessly connects borrowers with investors. The Company operates in four large and growing markets including Mortgage, Reverse Mortgage, Commercial Real Estate, and Fixed Income Investing, with each supported by powerful structural tailwinds such as low interest rates, underserved markets, fragmented competition, constructive demographic trends, and favorable supply and demand imbalances, which lower volatility and create stable, growing earnings.

Finance of America’s multiproduct line-up is broadly distributed through retail locations, loan officers, and a third-party origination network and powered by a differentiated end-to-end digital platform, providing jobs to over 5,000 employees globally. Beyond product offerings, the Company offers ancillary services to its partners and to enhance the customer experience, resulting in incremental fee income. Furthermore, the Company’s capital markets and portfolio management capabilities inform product innovation, optimize execution, and allow for selective retention of assets while delivering superior risk-adjusted returns to investors.

“We have built an integrated lending platform which seamlessly connects borrowers with investors. Our platform is product agnostic, with the ability to shift our focus and resources as the opportunity set changes. We have also driven product innovation across sectors complemented by successful acquisitions to broaden product capabilities, distribution reach, and customer sets resulting in growing, cycle-resistant earnings,” said Brian Libman, Chairman and Founder of Finance of America. “We look to further expand our capabilities to serve the full range of borrower needs and achieve investor goals while continuing to produce sustainable earnings growth.”

“Finance of America is a unique, highly differentiated platform offering a broad suite of products across a multi-channel distribution network. The Company remains well positioned to continue to generate growth by capitalizing on secular macro trends and mobilizing resources to take advantage of market opportunities,” said Edmond Safra, Co-CEO of Replay Acquisition. Mr. Safra’s partners on the transaction include Lance West, former Senior Managing Director of Centerbridge Partners and former Chairman & CEO of Centerbridge Partners Europe.

The guiding principle of “Customers First, Last and Always” has helped drive Finance of America’s success. Initiatives include the Finance of America Foundation in partnership with former Congressman Barney Frank providing support, education and relief to distressed borrowers, and Finance of America Cares, a nonprofit organization created in partnership with employees to serve local community needs.

“Becoming a public company is an important milestone for Finance of America and provides further access to capital via the public markets over time,” added Patricia Cook, Chief Executive Officer of Finance of America. “We look forward to accelerating our growth across cycles as we increasingly leverage our complementary portfolio of businesses, differentiated technology capabilities, and a capital-light model with fully integrated capabilities.”

Menes Chee, Senior Managing Director at Blackstone, said: “Blackstone is proud to have supported the Company’s significant growth since its founding — becoming a leader and innovator in the market. Moving forward as a public company, we believe Finance of America is poised for continued success together with its new investment partners and exceptional management team.”

Key Transaction Terms

The transaction implies an equity valuation at closing for the combined company of $1.9 billion. Top-tier institutional investors have committed to invest $250 million in the form of a PIPE at a price of $10.00 per share of the combined company’s Class A common stock immediately prior to the closing of the transaction. Estimated cash proceeds will consist of the PIPE in addition to Replay Acquisition’s $288 million of cash in trust, subject to redemptions.

It is anticipated that the combined company will begin with a minimum of $250 million of cash and cash equivalents.

Pro forma for the transaction, assuming no redemptions by Replay Acquisition’s public shareholders, Management, entities managed by Finance of America’s founder and funds managed by Blackstone Tactical Opportunities will own approximately 70% of the combined company. Over half of the sponsor’s founder shares of Replay Acquisition will be deferred and subject to share price hurdles.

The Board of Directors of Replay Acquisition and the Board of Finance of America’s parent company have unanimously approved the transaction. The transaction will require the approval of the shareholders of Replay Acquisition, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first half of 2021.

Advisors

Simpson Thacher & Bartlett LLP is acting as legal advisor to Finance of America.

Credit Suisse Securities (USA) LLC is acting as capital markets advisor to Replay Acquisition. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC served as lead placement agents and Credit Suisse Securities (USA) LLC served as placement agent for the PIPE. Greenberg Traurig, LLP is acting as legal advisor to Replay Acquisition.

Investor Conference Call/Webcast Information

Finance of America and Replay Acquisition will host a joint investor conference call and webcast to discuss the proposed transaction today, October 13, 2020 at 8:00 am ET.

To listen to the prepared remarks, please visit https://www.retailroadshow.com/?link=financeofamerica or dial 1-844-385-9713 (U.S.) or 1-678 389 4980 (International). A telephone replay will be available at 1-844-385-9713 (U.S.) or 1-678 389 4980 (International), replay pin number: 52917.

Replay Acquisition will file an investor presentation relating to the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K prior to the call, which will be available on the SEC’s website at www.sec.gov.

About Finance of America

Finance of America is an end-to-end consumer lending and services platform which seamlessly connects borrowers with investors. Product offerings include mortgages, reverse mortgages, and loans to residential real estate investors distributed across retail, third party network, and digital channels. In addition, Finance of America offers complementary lending services to our business partners and to enhance the customer experience, as well as capital markets and portfolio management capabilities to optimize distribution to investors. The Company is headquartered in Irving, TX, and has an industry leading list of strategic and capital partners including funds managed by The Blackstone Group Inc., the leading global asset manager. www.financeofamerica.com

About Replay Acquisition Corp.

Founded by Edmond Safra, Gregorio Werthein and Gerardo Werthein, Replay Acquisition Corp. is a NYSE-listed blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses on industries that we believe have favorable prospects and a high likelihood of generating strong risk-adjusted returns for our shareholders. These industries include consumer, telecommunications and technology, energy, infrastructure, financial services and real estate, among others. www.replayacquisition.com

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our $564 billion in assets under management include investment vehicles focused on private equity, real estate, public debt and equity, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

About Blackstone Tactical Opportunities

Tactical Opportunities (Tac Opps) is Blackstone’s opportunistic investment platform. The Tac Opps team invests globally across asset classes, industries and geographies, seeking to identify and execute on attractive, differentiated investment opportunities. As part of the strategy, the team leverages the intellectual capital across Blackstone’s various businesses while continuously optimizing its approach in the face of ever-changing market conditions.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by a newly-formed holding company (“New Pubco”) with the SEC that will include a proxy statement of Replay Acquisition that will also constitute a prospectus of New Pubco. Replay Acquisition’s shareholders and other interested persons are advised to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to shareholders of Replay Acquisition as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisiton’s and Finance of America’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America or Replay Acquisition may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Finance of America Investor Relations: ir@financeofamerica.com

For Finance of America Media: pr@financeofamerica.com

For Replay Acquisition Corp.: info@replayacquisition.com